_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 8 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 52     Advertisement appearing in newspapers commencing
                    July 18, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  July 18, 1996

                          EXHIBIT INDEX


Exhibit No.             Description                                     Page

Exhibit 52     Advertisement appearing in newspapers commencing July 18, 1996

                                                                Exhibit 52

[Advertisement appearing in newspapers commencing July 18, 1996]


To [KCPL logo] Shareholders:

           WHAT WILL WESTERN'S STOCK REALLY BE WORTH?

                      IS IT WORTH THE RISK?

Western Resources is offering to exchange its stock for your KCPL shares. Western's forecast of 1998 earnings of a combined
Western/KCPL is $2.52 per share. But we see a problem with Western's numbers. We think they just don't add up.

              ASK YOURSELF SOME IMPORTANT QUESTIONS

In making any decision based on Western's projections, we think there are three very important questions that need to be asked.
These questions and our answers are below:

1.   Do Western's projections take into account the         NO
     $105 million annual rate reduction recommended by the staff of the Kansas Corporation Commission (KCC)?

2.   Do Western's projections accurately reflect the        NO
     amount of merger-related savings achievable from a Western/KCPL combination?

3.   Do Western's projections accurately reflect the        NO
     percentage of merger-related savings which Kansas and Missouri would allow Western to retain?

    HERE'S HOW THE ANSWERS COULD IMPACT WESTERN'S STOCK PRICE

Western's Own Forecast of 1998 Earnings Per                 $2.52
Share for Western/KCPL Combination(1)

Adjustment to Reflect $105 Million Rate           -0.22
Reduction Recommended by Kansas Corporation
Commission Staff(2)

Adjustment to Reflect Overstatement of            -0.11
Merger-Related Savings by Western(3)              ______

Adjustment to Reflect Total Overstatement         -0.33     -0.33
of Western's Earnings Forecast                              _____

Revised Estimate of Western's 1998 Earnings                 $2.19
per Share for Western/KCPL Combination

IMPLIED REDUCTION IN WESTERN COMMON STOCK                  -$3.80
VALUE IN 1998 BASED ON ASSUMED PRICE/
EARNINGS RATIO OF 11.5(4)

If Western's per share earnings are overstated by $0.33 as shown in this chart, then multiplying the $0.33 overstatement by an assumed price/earnings ratio of 11.5 indicates that WESTERN'S 1998 STOCK PRICE COULD BE REDUCED BY APPROXIMATELY $3.80 PER SHARE.

Even Western acknowledges in its own Prospectus dated July 3, 1996 that:

"[T]here can be no assurance that the KCC staff's recommendations will not be adopted, or if adopted, will not have an adverse effect on Western Resources' consummation of the Offer and the Merger, on the Regulatory Plan or on Western Resources' ability to achieve its projected post-Merger dividend rates."

IF WESTERN'S PROJECTED PER SHARE EARNINGS ARE OVERSTATED, DO YOU
REALLY THINK WESTERN WILL BE ABLE TO PAY DIVIDENDS AT ITS
PROMISED RATE?
_________________________________________________________________

               VOTE FOR THE KCPL/UTILICORP MERGER
                  ON THE WHITE PROXY CARD TODAY
_________________________________________________________________

If you have any questions or need assistance in completing the WHITE proxy card, please call KCPL Investor Relations, toll free, at 1-800-245-5275 or our proxy solicitor, D. F. King & Co., Inc., toll free, at 1-800-714-3312.

July 18, 1996       KANSAS CITY POWER & LIGHT COMPANY

(1)As reported in the Western Prospectus dated July 3, 1996 and excluding costs to achieve savings and transaction costs. In the Western Prospectus, Western estimated earnings per share for 1998 based on Western's closing stock price on July 2, 1996 resulting in an exchange ratio of 1.01224.

(2)Assumes that Western underestimated the rate reduction by $46.3 million, derived by subtracting from Kansas Corporation Commission staff's recommended $105 million annual rate reduction both (i) Western's proposal for an $8.7 million rate reduction and (ii) Western's proposal for $50 million accelerated depreciation of its investment in the Wolf Creek nuclear plant. The $46.3 million adjustment as reduced by 40% to reflect the effect of taxes results in an after-tax adjustment of $27.78 million, which results in a reduction to earnings per share of approximately $0.22 based upon 128,136,000 shares outstanding.

(3)Assumes that $70.421 million in first year savings claimed by Western in the Western Prospectus are overstated by $23.474 million. KCPL's analysis of Western's claimed merger-related savings indicates that Western overestimated total purchasing savings by 62.7% and overestimated total administrative savings by 48.5%. Applying such percentages to the first year purchasing and administrative savings in the Western Prospectus indicates that first year merger-related savings are overstated by slightly more than one-third. One-third of Western's estimate of $70.421 million equals $23.474 million. The $23.474 million adjustment as reduced by 40% to reflect the effect of taxes results in an after-tax adjustment of $14.084 million, which results in a reduction to earnings per share of approximately $0.11 based upon 128,136,000 shares outstanding.

(4)Utility industry estimated average for 1996 as calculated in Merrill Lynch, Pierce, Fenner & Smith Incorporated report dated
June 24, 1996.

The foregoing materials contain certain statements of opinion and belief of KCPL. Certain information in these materials is provided to facilitate an analysis of the potential value of Western's proposal. The implied reduction, if any, in Western's common stock value may be greater or less than indicated above.